Filed by Millennium Chemicals Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Millennium Chemicals Inc.

Commission File No. 1-12091

Date: May 13, 2004

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004 (the “Amended Millennium 10-K”), and Lyondell’s registration statement containing a preliminary joint proxy statement/prospectus, which was filed with the SEC on April 26, 2004.

In addition, in connection with the proposed transaction Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell’s registration statement containing a preliminary joint proxy statement/prospectus, which was filed on April 26, 2004. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell’s and Millennium’s common stock when it becomes available. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus on file with the SEC, the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by Lyondell or Millennium because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC for free at the SEC’s web site at www.sec.gov. The preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium’s Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in the Amended Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

This filing contains a portion of the text of a newsletter provided to certain Millennium employees in May 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

Millennium and Lyondell

To Merge

On March 29, 2004, Millennium and Lyondell announced that their respective Board of Directors has approved a definitive agreement to combine the two companies. The combination creates the third largest independent publicly traded chemical company in North America, with total combined revenues of over $11 billion and a combined market capitalization of nearly $4 billion. The company will be well positioned globally, with tremendous leverage to the petrochemical cycle through Equistar, and a strong foundation from more stable cash flow businesses in acetyls, propylene oxide and derivative products, refining and titanium dioxide.

This is the right move for Millennium at this time, as it provides opportunities for employees to be a part of a larger entity that has an improved ability to weather economic and industry cycles through the diversity of it’s businesses.

Lyondell is totally committed to the core businesses of Millennium, and believes our scope, market positions and diversification’s add balance in the combined portfolio, a key strength in an industry that is becoming increasingly competitive.

While the great majority of our employees globally will be unaffected by this transition, there will be employees who will be impacted. Being in the same industry where maintaining competitiveness is key to success, Millennium and Lyondell share an operational excellence approach to operations, which is focused on efficiency and continuous improvement.

The Ti02 business will continue to be operated out of Baltimore, along with both business and support resources. However, the Acetyls business will likely be combined organizationally with Equistar and managed from Houston.

After the close of the transaction, the company will be called “Lyondell Chemical Company” and will be headquartered in Houston, Texas.